Leader In Optical Components
For Metro And Long Haul Telecom Networks
Alain Couder
CEO, Bookham
Giovanni Barbarossa
CEO, Avanex
January 27, 2009
&
Filed by Avanex Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Avanex Corporation
Commission File No.: 000-29175

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the timetable for completing the transaction, the benefits of the business combination transaction involving Bookham and Avanex, including potential synergies and cost savings and the timing thereof, future financial and operating results including Adjusted EBITDA in the first quarter following the transaction, quarterly synergies, the combined company’s plans, cash balances together, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “potential,” “expected,” “plan,” “estimate,” “intend,” “will,” or words of similar meaning.  Such forward-
looking statements are based upon the current beliefs and expectations of Bookham’s and Avanex’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Bookham and Avanex. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general business and economic conditions; the performance of financial markets; the impact of the filing for bankruptcy on Nortel’s ability to pay for existing products and its demand for products in the future; the lack of availability of credit; continued demand for optical components; changes in inventory and product mix, degradation in the exchange rate of the United States dollar relative to the currencies of the U.K.,
China and Switzerland; the continued ability of Bookham to maintain requisite financial resources;risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; the failure to realize synergies and cost-
savings from the transaction or delay in realization thereof; the businesses or employees of Bookham and Avanex not be combined and integrated successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties.  Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form
10-Q, most recent Form 10-K and other periodic reports filed by Bookham and Avanex, with the Securities and
Exchange Commission.  Neither Bookham nor Avanex assumes any obligation or intends to update any forward-looking statements, whether as a result of new information, future events or otherwise.
Legal Disclaimer

Additional Information And Where To Find It
This communication is being made in respect of the proposed business combination involving
Bookham and Avanex. In connection with the proposed transaction, Bookham and Avanex plan to file documents with the SEC, including the filing by Bookham of a Registration
Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Bookham and Avanex plan to file with the SEC other documents regarding the proposed transaction.
Investors and security holders of Bookham and Avanex are urged to carefully read the Joint
Proxy Statement/Prospectus (when available) and other documents filed with the SEC by
Bookham and Avanex because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at
www.sec.gov and by contacting Bookham Investor Relations at (408) 404-5400 or Avanex
Investor Relations at (510) 897-4188. Investors and security holders may obtain free copies of the documents filed with the SEC on Bookham’s website at www.bookham.com or Avanex’s website at www.avanex.com or the SEC’s website at www.sec.gov. Bookham, Avanex and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint
Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Bookham is also included in Bookham’s proxy statement for its 2008
Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2008, and additional information regarding the directors and executive officers of Avanex is also included in Avanex’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on October 14, 2008, respectively.

A Powerful New Company
&
Products
Best in class terminal and line product technologies
Best in class telecom chips in the industry based on Indium
Phosphide, Lithium Niobate and Gallium Arsenide
40Gbs and reconfigurable networks
Leverages telecom technologies for selected non-telecom
markets
Operational Strengths
Expanded customer base
Critical mass to be a leader in R&D investment
In-house and outsourced manufacturing maximizes
flexibility and drives gross margin
Financial
Expect to be Adjusted EBITDA accretive in first full quarter
Expect $7 million in quarterly synergies by the end of 4 full quarter with less than $7 million of total restructuring costs
Expect greater cash position together than the expected
sum as two separate companies, after 12 months
Combined company has no debt
th

Transaction Summary
Company Name New name to be announced at closing
Transaction
Stock for stock tax-free exchange; representing an equity value of approximately $35.4 million
(1)
Exchange Ratio 5.426 Bookham shares per Avanex share
Ownership 53.25% Bookham / 46.75% Avanex
Management
Alain Couder, CEO
Talented executives from both companies
Board of
Directors
Closing
Conditions
Shareholder approvals
Other customary closing conditions
Alain Couder
3 directors designated by Bookham
3 directors designated by Avanex including Giovanni Barbarossa
(1) As of January 26, 2009 closing prices.

Gaining Critical Scale From Combination
Revenue Benchmarking
(Dollars in Millions, September Quarter Annualized, October Quarter For FNSR)
Source: Company filings and Wall Street research.
Note:
(1) Revenue for the optical communications segment only.
(2) Pro forma for the acquisition of Stratalight.
&
$638
$562
$455
$447
$266
$181
$172
$0
$100
$200
$300
$400
$500
$600
$700
FNSR JDSU (1) OPXT (2) OPLK

Bookham	AVANEX	Bookham AVANEX
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Legend:
Limited presence A Market Leader
Transmission Components
Tunable lasers
Fixed lasers
Modulators
Transmission Modules
10G
40G/100G
Wavelength Management
WSS ROADM
Micro-Optics and Filters
Amplification
Modules
Components
Integrated Amplifier
Solutions
Dispersion Compensation
Fixed 10G
Tunable
Subsystems (software and
hardware integration)
&
Complementary Products For Metro And Long Haul Markets
Telecom Metro and Long Haul Markets

Bookham AVANEX

Bookham AVANEX	JDSU	Finisar	opnext
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Transmission Components
Tunable lasers
Fixed lasers
Modulators
Transmission Modules
10G
40G/100G
Wavelength Management
WSS ROADM
Micro-Optics and Filters
Amplification
Modules
Components
Integrated Amplifier
Solutions
Dispersion Compensation
Fixed 10G
Tunable
Subsystems (software and
hardware integration)

&
Creates A Competitive Platform In A Consolidating Industry
Telecom Metro and Long Haul Markets
Legend:
Limited presence A Market Leader

Bookham™ AVANEX

'08 - '12 CAGR = 42%
AT&T U-verse
You Tube
facebook
lte

4,234
6,577
10,747
16,296
24,228
32,983
43,518
0
10,000
20,000
30,000
40,000
50,000
2006 2007 2008 2009 2010 2011 2012

The New Company Owns The Key Technologies
To Capture Broadband Traffic Growth
Integrated Tunable Lasers and Modulators
– Size and cost advantage, enables tunable
pluggable transponders
40Gbs and 100Gbs Modulation and Signal
Impairment Mitigation Solutions
– Enable wide-scale network deployment
through advanced modulation formats and
tunable dispersion compensation
High Performance Pump Lasers and Filters
– Improves margin & system performance in
terrestrial and submarine amplification
High Performance Lasers and Detectors
– High volume, cost effective component and
modules for 40Gbs / 10Gbs
Intelligent Sub-systems
– Combines ROADM, amplification, dispersion
management with advanced software and
flexible Oasis™ hardware platform
Growth in Internet Bandwidth Demand
(Petabytes per month)
Source: Cisco, 2008.

Wide Product Portfolio To
Enable Optical Telecommunications
Provider Of Telecom Optical Solutions
LH
DWDM
LH
DWDM
Long Haul /
Submarine Network
LH
ROADM
Add/Drop
Metro
DWDM
Ring
Metro
DWDM
Ring
SONET
Ring
SONET
Ring
Metro
DWDM
Ring
TXP TXP
Wavelength
Management
Transmission
Modules 10/40/100G
Amplification &
Dispersion Comp.
EDFA
+ WSS
WSS
Tunable Lasers,
Receivers & Modulators
Tunable Dispersion

The Power Of Vertical Integration
Integrated ROADM And EDFA On A Blade
Software & Hardware
Integration
Component In-feeds for
Reduced Cost and
High Performance
Leading-edge Flexible
Module Design
980 Pump lasers Gain Flattening Filters
EDFA module Wavelength Switch
ROADM/EDFA On A Blade

Technology Innovation At 40Gbs And 100Gbps
Leveraging Chip, Component And Module Expertise
Advanced Module
Solutions for
System OEMS
High Performance
Low Power Consumption
Chips
Small Size, Low-Cost
Packaged Components
DSDBR Tunable Laser InP MZ modulator
Tunable Dispersion Comp. 40 Gbs DQPSK transponder
40Gbs DQPSK Tunable transmitter 40Gbs DPSK/DQPSK Modulator

Bookham™ AVANEX

NORTEL NETWORKS
tellabs
CLEAR IDEAS
Alcatel·Lucent
ADVA Optical Networking
FUJITSU
cisco
ZTE 中兴
NEC
Nokia Siemens Networks
ciena
infinera
tyco
ERICSSON
HUAWEI

Page 12 Share In Success Through Innovation Making It Easier To Do Business For Our Customers

Page 13 Page 13
Leading Provider Of Photonic Solutions
Photonics Tools &
Solutions (New Focus™)
High Power Lasers
Single Mode Single Emitters
High Power Laser Diode Bars
Multi Mode Single Emitters
Lasers & Accessories
Optomechanics
OEM Solutions
Optoelectronics
Leveraging Advanced Optical
Solutions in Non-Telecom Markets
– High Power Laser Diodes for
Industrial and Defense
applications
– Low power / polarized VCSEL
– Lasers, high precision opto-
mechanics and module
design for semiconductor
OEMs
Leveraging Global Presence and
Low-cost Asia Manufacturing to
Market Broad Portfolio of Photonic
Tools and Solutions
– Industry leading New Focus™
brand and catalogue
– Targeting Research and
Government customers

Cost-Optimized And Global Engineering Teams
Flexible And De-Risked Manufacturing Infrastructure
Fabs for Leading Chip-level Innovation
North America
Headquarters
Amplification, Dispersion Compensation,
Photonics Tools & Solutions, Filters,
and ROADM Design Centers
Europe
III-V Lasers and Modulator Fabs
10/40/100G & Transmission,
Pump Lasers and Amplifiers
Design Centers
Asia
Manufacturing Hubs
Asia Design Centers
Global Presence And Flexible 24/7 Company

Synergies of $7M per quarter by end of the
fourth full quarter after close
Restructuring costs of less than $7M in total
Greater cash position together after 12
months than the sum of two separate
companies
New executive team ready to work on
integration
Expected Near-Term Financial Impact
Improved gross margin from combination of
in-house and outsource manufacturing and
product in-feeds
Supply chain savings and synergies
Combined R&D leveraging global presence
Combined sales organization
Single public company costs
Other potential synergies beyond those specifically quantified:
o
Leverage new opportunities quickly within expanded customer base
o
Product in-feeds increase with expected long term growing revenues
Sources Of Expected Efficiencies
Potential Additional Financial Impact
Financially Compelling Combination
$7M Of Quarterly Synergies

Target Operating Model
(1) (1)
(1)  Based on latest twelve months ended September 2008.
(2)  Based on Non-GAAP operating loss that excludes amortization of intangible assets, non-cash stock and option-based compensation, charges such as impairment and restructuring, and expenses or income from certain legal actions, settlements and related costs, and certain other costs outside the normal course of business.
&
Latest 12 months ended September 2008
4 Full Quarter Post
Close Target
Long-Term
Target
Gross Margin 24% 28% 31% 35%
R&D 12% 14% 12% 13%
SG&A 17% 18% 12% 12%
Non-GAAP
Operating
Margin
(2)
(5%) (2%) 7% 10%
th

Talented Leadership From Both Companies
Industrial and R&D
Telecom: Division 1 Telecom: Division 2
Sales and Division Support Functions
Alain Couder, CEO
Jerry Turin, CFO Jim Haynes, COO
Management
Adrian Meldrum Richard Smart Yves LeMaitre
Board of Directors
Bernard Couillaud (Chairman)
Alain Couder
Edward Collins
Lori Holland
Giovanni Barbarossa
Greg Dougherty
Joel Smith
Scott Parker, Sales & Marcom
Kate Rundle, General Counsel
Andy Carter, CTO
Mark Weinswig, Business Development & Planning
Kathy Zwickert, Human Resources

A Powerful New Company
&
Products
Best in class terminal and line product technologies
Best telecom chips in the industry based on Indium
Phosphide, Lithium Niobate and Gallium Arsenide
40Gbs and reconfigurable networks
Leverages telecom technologies for selected non-telecom
markets
Operational Strengths
Expanded customer base
Critical mass to be a leader in R&D investment
In-house and outsourced manufacturing maximizes
flexibility and drives gross margin
Financial
Expect to be Adjusted EBITDA accretive in first full quarter
Expect $7 million in quarterly synergies end of 4 full
quarter with less than $7 million of total restructuring costs
Expect greater cash position together than the expected
sum as two separate companies, after 12 months
Combined company has no debt
th

Bookham Q2 FY09 Results And Q3 FY09 Outlook Please Refer To Q2 FY09 Financial Results Release Issued January 27, 2009

Bookham Q2 FY09 Summary
Bookham continues to execute
– December quarter Non-GAAP Gross Margin improved to 27% in
spite of $11M decrease in revenue compared with prior quarter
(GM% and revenue before impact of Nortel bankruptcy filing)
– Finished December quarter with more cash than end of September quarter
Further expanding customer base, including momentum in Japan
Significant design wins for new products, including a first production order for our 40Gbps transponder
Strong customer satisfaction; received best supplier award from Huawei

Together We Will Win In The Metro & Long-Haul Market
The combination of Bookham and Avanex will result in a
new technology leader for both the metro and long-haul
markets
Broader product offerings create new opportunities within
combined customer base
Financially, expect about $7M of quarterly synergies in the
4th
full quarter after close, costing less than $7M in total
restructuring

Leader In Optical Components For Metro And Long Haul Telecom Networks Alain Couder CEO, Bookham Giovanni Barbarossa CEO, Avanex January 27, 2009 &